Filed by Tuatara Capital Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tuatara Capital Acquisition Corporation
Commission File No. 001-40049
Date: June 1, 2022

springbig Announces Q1 2022 Financial Highlights in Advance of the Special Meeting of Tuatara Capital Acquisition Corporation Shareholders on June 9, 2022

YoY revenue growth of 22% to $6.4 million in Q1 2022
66% YoY growth in retail clients in Q1 2022

Proposed business combination terms include previously announced bonus shares being issued to non-redeeming shareholders

TCAC shareholders encouraged to vote before 11:59 p.m. ET on Wednesday, June 8, 2022

BOCA RATON, FL & NEW YORK, NY, June 1, 2022 – springbig (the “Company”), a leading provider of SaaS-based marketing solutions, consumer mobile app experiences, and omnichannel loyalty programs to the cannabis industry, today announced financial highlights for its first quarter ended March 31, 2022. Additionally, Tuatara Capital Acquisition Corporation (NASDAQ: TCAC) (“TCAC”) reminds its shareholders of the amendments to the proposed business combination with the Company and encourages shareholders to vote in favor of the business combination, among other matters, at its special general meeting of shareholders (the “Special Meeting”) on Thursday June 9, 2022.

springbig Q1 2022 Highlights

For the quarter ended March 31, 2022, springbig reported the following financial results:

•	Revenue of $6.4 million, an increase of 22% year-over-year, including growth in retail subscription revenue of 43%.
•	Gross margin of 71%, an increase of 200 basis points compared to 69% in Q1 2021.
•	Category-leading net dollar retention of 107% for the trailing twelve months, driven by strong customer loyalty and increasing demand for springbig’s platform.
•	Growth in the number of retail clients by 66% from 890 in Q1 2021 to 1,475 in Q1 2022.
•	Strong consumer engagement, with a year-over-year increase of 56% in the number of enrolled consumers.

“We are pleased to report a strong start to the year despite a challenging industry and macroeconomic environment” said Jeffrey Harris, Chief Executive Officer and Co-Founder of springbig. “Our rising retail client count and strong consumer reach highlights the growing demand for our differentiated platform and high-touch services across the cannabis marketplace.”

Mr. Harris added, “We look forward to entering the second half of the year as a public company with our business combination with TCAC expected to close imminently. Moving ahead, the additional funding and access to the capital markets enables us to continue our strong organic growth trajectory through further enhancing our industry-leading SaaS platform with additional functionality to drive highly focused and effective loyalty programs and marketing communication campaigns. We also intend to pursue strategic M&A opportunities as we execute on our vision of building out a leading technology business that plays a pivotal role across the cannabis ecosystem.”

Enhanced Terms of the Business Combination

As previously announced, TCAC and springbig agreed to amend the terms of the proposed merger agreement that was initially announced on November 9, 2021 to reflect current market conditions.

The amended and restated merger agreement reduces the total enterprise value of springbig to $275 million, representing an 8% reduction in valuation from the initial agreement. In addition, a bonus pool of up to 1 million shares of TCAC common stock will be allocated pro-rata to non-redeeming public stockholders up to a maximum of one bonus share for each share held, effectively reducing their cost basis. TCAC’s sponsor will forfeit 1 million shares of TCAC common stock in connection with the proposed business combination.

Special Meeting Details

The Special Meeting of TCAC shareholders will be held at the offices of Davis Polk & Wardwell LLP, located at 450 Lexington Avenue, New York, NY 10017, or shareholders can attend online via live webcast. Shareholders of record as of March 21, 2022 are entitled to receive notice of and to vote at the Special Meeting. Shareholders are encouraged to vote before 11:59 p.m. ET on Wednesday, June 8, 2022.

If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close shortly thereafter, subject to the satisfaction of other closing conditions. Upon consummation of the business combination, TCAC intends to change its name to SpringBig Holdings, Inc. and expects its common stock and warrants to remain listed on the NASDAQ Global Select stock market under the new ticker symbols of “SBIG” and “SBIGW” respectively.

TCAC shareholders who need assistance in completing the proxy card or have questions regarding the Special Meeting may contact TCAC’s proxy solicitor, Morrow Sodali LLC, by phone at (800) 662-5200 or via email at TCAC.info@investor.morrowsodali.com.

About springbig

springbig is a market-leading software platform providing customer loyalty and marketing automation solutions to cannabis retailers and brands in the U.S. and Canada. springbig’s platform connects consumers with retailers and brands, primarily through SMS marketing, as well as emails, customer feedback system, and loyalty programs, to support retailers’ and brands’ customer engagement and retention. springbig offers marketing automation solutions that provide for consistency of customer communication, thereby driving customer retention and retail foot traffic. Additionally, springbig’s reporting and analytics offerings deliver valuable insights that clients utilize to better understand their customer base, purchasing habits and trends. For more information, visit https://springbig.com/.

About Tuatara Capital Acquisition Corporation

Tuatara Capital Acquisition Corporation is a blank check company incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchaser, reorganization or similar business combination with one or more businesses, pursuing targets that are focused on businesses in the cannabis industry that are compliant with all applicable laws and regulations within the jurisdictions in which they are located or operate. For more information, visit https://tuataraspac.com/.

Investor Relations Contact

Courtney Van Alstyne
MATTIO Communications
ir@mattio.com

Media Contact

Phoebe Wilson
MATTIO Communications
springbig@mattio.com

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may include, but are not limited to, statements with respect to (i) trends in the cannabis industry and springbig market size, including with respect to the potential total addressable market in the industry; (ii) springbig’s growth prospects; (iii) springbig’s projected financial and operational performance, including relative to its competitors; (iv) new product and service offerings springbig may introduce in the future; (v) the potential transaction, including the implied enterprise value, the expected post-closing ownership structure and the likelihood and ability of the parties to successfully consummate the potential transaction; (vi) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TCAC’s securities; (vii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by TCAC’s stockholders; (viii) the effect of the announcement or pendency of the proposed business combination on TCAC’s or springbig’s business relationships, performance, and business generally; (ix) the outcome of any legal proceedings that may be instituted against TCAC or springbig related to the definitive agreement or the proposed business combination; (x) the ability to maintain the listing of TCAC’s securities on the NASDAQ; (xi) the price of TCAC’s securities, including volatility resulting from changes in the competitive and highly regulated industry in which springbig plans to operate, variations in performance across competitors, changes in laws and regulations affecting springbig’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xiii) other statements regarding springbig’s and TCAC’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “outlook,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of TCAC’s Annual Report on Form 10-K and registration statement on Form S-4 (the “Registration Statement”), the proxy statement/prospectus relating to the transaction, other documents filed by TCAC from time to time with SEC, and any risk factors made available to you in connection with TCAC, springbig and the transaction. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of springbig and TCAC), and other assumptions, that may cause the actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of TCAC for their consideration. TCAC has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes the proxy statement to be distributed to TCAC’s shareholders in connection with TCAC’s solicitation for proxies for the vote by TCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to springbig’s shareholders in connection with the completion of the proposed business combination. The Registration Statement was declared effective by the SEC on May 16, 2022. TCAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. TCAC’s shareholders and other interested persons are advised to read the proxy statement / prospectus, in connection with TCAC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about TCAC, springbig and the proposed business combination. Shareholders may also obtain a copy of the definitive proxy statement/prospectus as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by TCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 655 Third Avenue, 8th Floor, New York, New York 10017.

Participants in the Solicitation

TCAC, springbig and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from TCAC’s stockholders in connection with the proposed business combination. You can find more information about TCAC’s directors and executive officers in TCAC’s Annual Report on Form 10-K, which was filed with the SEC on March 11, 2022 and subsequently amended on April 26, 2022. Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of TCAC’s stockholders in connection with the proposed business combination, and a description of their direct and indirect interests in the transaction, is set forth in the Registration Statement filed with the SEC. Stockholders, potential investors, and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release relates to a proposed business combination between TCAC and springbig and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.